EXHIBIT 10.1
March 27, 2017

Joshua Schulman

Dear Joshua,
It is with great pleasure that I confirm our offer to appoint you as CEO and President, Coach brand, Coach, Inc. (“Coach” or the “Company), reporting to the Chief Executive Officer of Coach, Inc. Upon effectiveness of the appointment, you will be a member of the Company’s Operating Group. You will be considered an “officer” under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as an “Executive Officer” of Coach pursuant to Rule 3b-7 of the Exchange Act.
This letter details your base salary, bonus opportunity, annual equity opportunity, joining compensation and other benefits. It also lays out the conditions of your employment. If you accept our offer, you agree to start in your new role as early as possible, and no later than June 5th 2017. (the “Effective Date”)

1.	Base Salary

$950,000 per annum.
Your salary will be paid bi-weekly on every other Friday and will be paid less withholding and deductions authorized under applicable law.

Performance reviews are typically conducted at the end of our fiscal year, which presently runs from approximately July 1 through June 30. Any merit increases for which you may be eligible would be determined at that time, and would take effect in September. You will be eligible for a merit increase in September 2018.

2.	Incentive Compensation

You will be eligible to participate in the Coach, Inc. 2013 Performance-Based Annual Incentive Plan ("SOPS"), a cash incentive program under which your payout is based on Coach’s financial performance (as well as your individual performance), subject to its terms and conditions. Your target bonus will be 100% of your salary actually earned during the fiscal year. The actual bonus payout may range from 0% of target for performance below established thresholds to 200% of target for maximum performance, with performance components, measures and target values to be established by the Company’s Board of Directors or the Human Resources Committee of the Board of Directors (the “Committee). You will be eligible for SOPS beginning in fiscal year 2017, and will be eligible to receive a pro-rata SOPS bonus in 2017 provided that you commence employment by May 1, 2017.
Any SOPS bonus is paid within three months of the end of the fiscal year and you must be an employee in good standing with Coach on the SOPS bonus payment date in order to be eligible to receive any such SOPS bonus payment. If you resign your employment or are terminated for "cause," you are not eligible for this bonus for the fiscal year in which your employment is terminated. For the purposes of this letter, termination “cause” is defined in the Addendum.

Please refer to the My Pay section of Coach’s intranet, Coachweb, for the governing terms and conditions of the SOPS bonus plan. In addition, Coach’s Board of Directors has adopted an incentive repayment policy (attached) for members of the Operating Group, which you must sign and return to me coincident with your acceptance of this offer.

3.	Special Joining Compensation

You will receive a gross sign-on cash bonus of $500,000, 50% of which will be payable within six (6) weeks of the Effective Date, and 50% on your 6 month anniversary, subject to normal tax withholding. In accepting our offer, you agree that you will repay the full amount of your sign-on cash bonus if you resign your employment within 12 months of your Effective Date, or if your employment is terminated for “cause,” as defined in the Addendum. Full repayment of this sign-on bonus must occur within one (1) month of your termination date.

4.	Equity Compensation

Your compensation package includes a guideline annual equity grant value of $2,000,000, to be granted in a fixed proportion of different equity vehicles as determined annually by the Committee and normally granted in August, which may include restricted stock units ("RSUs"), performance restricted stock units ("PRSUs"), and/or stock options. Notwithstanding your joining grant outlined below, Executive Officers of Coach, of which you will be one, currently receive the following mix of equity vehicles: 20% RSU’s, 40% PRSU’s and 40% stock options. Currently, PRSUs cliff vest on the third anniversary of the grant date and may vest between 0 to 200% of target shares depending on performance. RSUs vest on the third anniversary of the grant date and stock options are exercisable one third each year over three years beginning on the first anniversary of the grant date, in each case, subject to your continued employment or other service with Coach from the grant date to each applicable vesting date. Any future equity grants will be determined based on your position, performance, time in job and other criteria Coach determines it its discretion, which are subject to change. All equity awards are subject to approval by the Committee.
Your joining equity grant, with a grant value of $2,000,000 will be made on the first Monday of the fiscal month coincident with or following your Effective Date, and will be granted in a vehicle mix of 50% RSU’s and 50% Options. The RSUs and Options for your joining grant will vest pro rata over four years 25%, 25%, 25%, 25%, subject to your continued employment or other service with Coach.

You are subject to the terms and conditions of the grant agreements, including, but not limited to, the provisions relating to claw back of equity gains in certain post-employment scenarios. Notwithstanding anything to the contrary in this letter, the terms of the Amended and Restated Coach, Inc. 2010 Stock Incentive Plan (Amended and Restated as of September 23, 2016) (as it may be amended from time to time, the "Stock Plan") and related grant agreements, as they may be changed from time to time, are controlling.
For the avoidance of doubt, upon termination of your employment by the Company without Cause or by you for Good Reason, your joining grant will continue to vest during the severance period to the extent that such awards would have become vested had you remained employed through the end of the severance period. In the event of your death or Permanent and Total Disability, your joining grant shall become fully vested as of the date of your death or Permanent and Total Disability.

5.	Severance

If your employment at Coach should cease involuntarily for any reason other than for "cause" (e.g., position elimination), or if you resign for “good reason” (each defined in the attached addendum), you will be eligible to receive twelve (12) months of base salary under the Coach, Inc. Severance Pay Plan, subject to its terms and conditions (including with regard to the time and form of payment). For more information, please view the Severance Plan document on Coachweb or contact Human Resources. To receive separation pay, you will be required to sign a waiver and release agreement in the form provided by Coach. This agreement will include restrictions on your ability to compete with Coach and solicit Coach employees.

6.	Section 409A of the Internal Revenue Code

It is expressly intended and contemplated that this letter comply with the provisions of Section 409A of the Code and the applicable guidance thereunder ("Section 409A") and that the payments hereunder will either be exempt from Section 409A or will comply with the provisions of Section 409A. This letter will be administered and interpreted in a manner consistent with this intent, and, notwithstanding any provision of this letter to the contrary, in the event that Coach determines that any amounts payable hereunder would be immediately taxable to you under Section 409A, Coach reserves the right (without any obligation to do so or to indemnify you for failure to do so) to amend this letter to satisfy Section 409A or be exempt therefrom (which amendment may be retroactive to the extent permitted by Section 409A).
Notwithstanding any other provision of this letter, if you are a "specified employee" within the meaning of Treas. Reg. §1.409A-1(i)(1), then the payment of any amount or the provision of any benefit under this letter which is considered deferred compensation subject to Section 409A shall be deferred for six (6) months after your "separation from service" or, if earlier, the date of your death to the extent required by Section 409A(a)(2)(B)(i) (the "409A Deferral Period"). In the event payments are otherwise due to be made in installments or periodically during the 409A Deferral Period, the payments which would otherwise have been made in the 409A Deferral Period shall be accumulated and paid in a lump sum on Coach’s first standard payroll date that arises on or after the 409A Deferral Period ends, and the balance of the payments shall be made as otherwise scheduled. For purposes of any provision of this letter providing for reimbursements to you, such reimbursements shall be made no later than the end of the calendar year following the calendar year in which you incurred such expenses, and in no event shall the unused reimbursement amount during one calendar year be carried over into a subsequent calendar year. For purposes of this letter, you shall not be deemed to have terminated employment unless you have a "separation from service" within the meaning of Treas. Reg. § 1.409A-1(h). All rights to payments and benefits under this letter shall be treated as rights to receive a series of separate payments and benefits to the fullest extent allowed by Section 409A. In no event shall any liability for failure to comply with the requirements of Section 409A be transferred from you or any other individual to Coach or any of its affiliates, employees or agents.

7.	Benefits

Coach will pay or reimburse reasonable and documented legal fees and expenses incurred by you in connection with the negotiation of this agreement, up to a maximum of $15,000, payable within 30 days of the Effective Date. Such benefit is taxable to you and will be included in your calendar year 2017 Coach income. Your other major benefits will include medical, dental, vision, life insurance, short and long term disability, Employee Stock Purchase Plan, employee discount program and 25 business days of vacation per calendar year, as generally provided by the Company at a comparable level in accordance with the plans, practices and programs of the Company, and subject to your satisfaction of applicable eligibility requirements. These benefits are subject to change from time-to-time in the discretion of Coach. We are enclosing a summary of executive benefits highlighting these programs in Your Coach Benefits Summary Kit.

8.	Confidentiality

Coach believes strongly in respecting the proprietary rights of third parties and expects each of its employees to honor their confidentiality obligations to former employers. Accordingly, we expect you to fully comply with any and all obligations you may have, including non-compete, non-solicitation and confidentiality obligations. Coach does not want, and specifically instructs you to maintain in confidence, and not destroy, delete or alter, all information which is confidential and/or proprietary to your current and former employers. As a reminder, we are offering you this position based upon your talent and the skills you have acquired throughout your career.
As an employee of Coach, and as a part of this offer, you will be subject to various Company policies set forth in the attached Addendum as well as those set forth in the Your Coach Benefits Summary Kit that accompanies this offer. Such policies include, but are not limited to the following:

•	Incentive Repayment Policy;

•	Executive Stock Ownership Policy;

•	Notice of Intent to Terminate Employment;

•	Post-Employment Restrictions; and

•	Other Terms and Conditions of Employment.
By accepting this offer, you are also expressly accepting to be bound by and adhere to the Company policies set forth in the attached Addendum and in the packet of materials that accompany this offer letter. This letter, along with the documents attached hereto or referred to herein, constitutes the entire agreement and understanding between you and Coach with respect to your employment, and supersedes all prior discussions, promises, negotiations and agreements (whether written or oral) between you and Coach.

Joshua, we are thrilled by the prospect of you joining Coach. This letter and the documents attached hereto constitutes Coach’s entire offer. As you review this offer, please feel free to contact me with any questions. To accept the offer, and acknowledge you are not relying on any promise or representation that is not contained in this letter, please sign in the space below and return one of the attached copies to me no later than March 31, 2017.
Sincerely,

/s/ Sarah J. Dunn______________________
Sarah J. Dunn
Global Human Resources Officer
Coach, Inc.

Agreed and accepted by:
/s/ Joshua Schulman _______ 3/27/17_______________
Joshua Schulman          Date

ADDENDUM
COMPANY POLICIES & CONDITIONS OF EMPLOYMENT

As an employee of Coach, you will be subject to the following policies. Please sign the acknowledgement at the end noting your understanding and agreement.

1.	Incentive Repayment Policy

Coach’s Board of Directors has adopted an incentive repayment policy affecting all performance-based compensation Coach pays to members of its Operating Group. Information on this policy is attached. You agree that you remain subject to this repayment policy and that it may change from time-to-time as the Committee deems appropriate and/or as is required by law.

2.	Executive Stock Ownership Policy

Coach’s Board of Directors has implemented a stock ownership policy for all Vice Presidents and above. Information on this policy and the recommended amounts of stock ownership for your position is attached. As an Operating Group member and Section 16(b) officer of Coach, you will be required to obtain pre-approval of all Coach stock transactions from the Coach Law Department.

3.	Notice of Intent to Terminate Employment

If at any time you elect to terminate your employment with Coach, including a valid retirement from Coach, but excluding as a result of your Permanent and Total Disability (as defined below), you agree to provide six (6) months’ advance written notice of your intent to terminate your employment and such notice shall be provided via email to the Chief Executive Officer and Global Human Resources Officer. After you have provided your required notice, you will continue to be an employee of Coach. Your duties and other obligations as an employee of Coach will continue and you’ll be expected to cooperate in the transition of your responsibilities. Coach shall, however, have the right in its sole discretion to direct that you no longer come to work or to shorten the notice period. Nothing herein alters your status as an employee at-will. Coach reserves all legal and equitable rights to enforce the advance notice provisions of this paragraph. You acknowledge and agree that your failure to comply with the notice requirements set forth in this paragraph shall result in: (i) Coach being entitled to an immediate injunction, prohibiting you from commencing employment elsewhere for the length of the required notice, (ii) Coach being entitled to claw back any bonus paid to you within 180 days of your last day of employment with Coach, (iii) the forfeiture of any unpaid bonus as of your last day of employment with Coach, (iv) any unvested equity awards or vested stock options held by you shall be automatically forfeited on your last day of employment with Coach, and (v) Coach being entitled to claw back any Financial Gain (as defined below) you realize from the vesting of any Coach equity award within the twelve (12) month period immediately preceding your last day of employment with Coach. “Financial Gain” shall have the meaning set forth in the various equity award grant agreements that you receive during your employment with Coach. In the event you terminate your employment due to your Permanent and Total Disability, you will be deemed to have satisfied the advance notice requirement set forth above and will not be subject to the penalties, and Coach will not have the remedies, set forth in clauses (i) through (v) of this Section 3. For purposes of this Addendum, “Permanent and Total Disability” means that you are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve months.

4.	Post-Employment Restrictions

(a) Non-Competition. You are prohibited from, directly or indirectly, counseling, advising, consulting for, becoming employed by or providing services in any capacity to a “competitor” (as defined below) of Coach or any of its operating divisions, subsidiaries or affiliates (collectively, the “Coach Group”) during your employment and the twelve (12) month period beginning on your last day of employment with Coach (the “Restricted Period”).

“Competitor” includes: the companies, together with their respective subsidiaries, parent entities, and all other affiliates as set forth on Exhibit A, attached hereto (such companies subject to change from time-to-time as posted on Coach’s intranet, Coachweb). In the event your employment is terminated for any reason (other than for “cause,” as defined below) and Coach, at its sole discretion, elects to enforce its right to enjoin you from joining a competitor at any time during the Restricted Period, including prohibiting you from engaging in any of the activities prohibited by this Section 4(a), Coach shall compensate you at your most recent base salary, subject to usual withholdings, to be paid in consecutive months, during the remainder of the Restricted Period. The foregoing payments will be made to you solely to the extent that severance or other termination payments are not paid to you during the remainder of the Restricted Period. Nothing herein shall impact or limit your right to receive any severance payments and benefits pursuant to the terms of your offer letter or otherwise provided herein, except that it is expressly understood and agreed that (i) you will not be entitled to receive payments pursuant to this paragraph during any period you are receiving severance or other termination payments and (ii) your receipt of any severance or other termination payments shall not impact Coach’s right to enforce its rights under this Section 4(a) or otherwise.

You agree that if you are offered and desire to accept employment with, or provide consulting services to, another business, person or enterprise, including, but not limited to, a “competitor,” during the Restricted Period, you will promptly inform Coach’s Global Human Resources Officer, in writing, of the identity of the prospective employer or entity, your proposed title and duties with that business, person or enterprise, and the proposed starting date of that employment or consulting services. You also agree that you will inform that prospective employer or entity of the terms of these provisions. Failure to abide by the requirements of this Section 4(a) will also be deemed a failure to provide the required advance written notice set forth above under Notice of Intent to Terminate Employment.

(b) Non-Solicitation. You agree that during the Restricted Period, you will not, directly or indirectly, whether alone or in association with or for the benefit of others, without the prior written consent of Coach, hire or attempt to hire, employ or solicit for employment, consulting or other service, any officer, employee or agent of the Coach Group (each, a “Protected Person”), or encourage, persuade or induce any Protected Person to terminate, diminish or otherwise alter such Protected Person’s relationship with the Coach Group. Notwithstanding the above, this paragraph 4(b) shall not apply to any person that is an independent contractor provided: (i) that such independent contractor’s services to Coach are not, and were not within the 3 months prior to your termination, exclusive to Coach; and (ii) further provided that, as a result of such action, said independent contractor does not terminate, diminish or otherwise alter his or her agreement with Coach.

(c) Non-Interference. During the Restricted Period, you will not, directly or indirectly, whether alone or in association with or for the benefit of others, whether as an employee, owner, stockholder, partner, director, officer, consultant, advisor or otherwise, assist, attempt to or encourage (i) any vendor, supplier, customer or client of, or any other person or entity in a business relationship with, the Coach Group to terminate, reduce, limit or otherwise alter such relationship, whether contractual or otherwise, or (ii) to impair or attempt to impair any relationship, contractual or otherwise, between the Coach Group and any vendor, supplier, customer or client or any other person or entity in a business relationship with the Coach Group.

(d) Remedies. You acknowledge that compliance with this Section 4 is necessary to protect the business, good will and proprietary and confidential information of the Coach Group and that a breach or threatened breach of any provision in this Section 4 will irreparably and continually damage the Coach Group, for which money damages may not be adequate. Accordingly, in the event that you breach any provision in this Section 4, you will forfeit any remaining earned but unpaid bonus and Coach shall be entitled to claw back any bonus paid to you within 180 days of your last day of employment with Coach. In addition, Coach will be entitled to preliminarily or permanently enjoin you from violating Section 4 in order to prevent the continuation of such harm.

(e) Reasonableness of Restrictions. You acknowledge: (i) that the scope and duration of the restrictions on your activities under Section 4 are reasonable and necessary to protect the legitimate business interests, goodwill and confidential and proprietary information of the Coach Group; (ii) that the Coach Group does business worldwide and, therefore, you specifically agree that, in order to adequately protect the Coach Group, the scope of the restrictions in this provision is reasonable; and (iii) that you will be reasonably able to earn a living without violating the terms of these provisions.

(f) Judicial Modification. If any court of competent jurisdiction determines that any of the covenants in Section 4, or any part of them, is invalid or unenforceable, the remainder of such covenants and parts thereof shall not thereby be affected and shall be given full effect, without regard to the invalid portion. If any court of competent jurisdiction determines that any of the covenants in Section 4, or any part of them, is invalid or unenforceable because of the geographic or temporal scope of such provisions, such court shall reduce such scope to the minimum extent necessary to make such covenants valid and enforceable. You agree that in the event that any court of competent jurisdiction finally holds that any provision of this Section 4 constitutes an unreasonable restriction against you, such provision shall not be rendered void but shall apply to such extent as such court may judicially determine constitutes a reasonable restriction under the circumstances.

5.	Other Terms and Conditions of Employment

If you accept Coach’s offer, our relationship is "employment-at-will." That means you are free, at any time, for any reason, to end your employment with Coach and that Coach may do the same, subject to the advance notice requirements set forth above under Notice of Intent to Terminate Employment.

For the purposes of this letter, termination for “cause” means a determination by Coach that your employment could be terminated for any of the following reasons: (i) your violation of the Coach Employee Guide or any other written policies or procedures of Coach which have been made available to you in writing, or on the Company’s intranet, which is not remedied within 30 days of written notice to you, via email, (ii) your indictment, conviction of, or plea of guilty or nolo contendere to, a felony or a crime involving moral turpitude, (iii) your willful or grossly negligent breach of your duties, (iv) any act of fraud, embezzlement or other similar dishonest conduct, (v) any act or omission that Coach determines could have a material adverse effect on Coach, including without limitation, its reputation, business interests or financial condition, which is not remedied within 30 days of written notice to you, via email, (vi) your failure to follow the lawful directives of the Chief Executive Officer or other officer of Coach to whom you report, which is not remedied within 30 days of written notice to you, via email, or (vii) your breach of this offer letter or any other written agreement between you and Coach or any of its affiliates, which is not remedied within 30 days of written notice to you, via email.

For any dispute arising between the parties regarding or relating to this letter and/or any aspect of your employment, the parties hereby consent to the exclusive jurisdiction in the state and Federal courts located in New York, New York. This Agreement will be construed and enforced in accordance with the laws of the state of New York, without regard to conflicts of laws principles.
You have “Good Reason” to resign your employment upon the occurrence of the following without your consent: (i) material diminution of position and title “CEO and President, Coach brand”, or comparable role; (ii) material diminution in the scope of your role or (iii) relocation of the Company’s executive offices more than 50 miles outside of New York, New York; provided however, that notwithstanding the foregoing you may not resign your employment for Good Reason unless: (x) you provide the Company with at least 30 days prior written notice of your intent to resign for Good Reason (which notice is provided not later than the 60th day following the occurrence of the event constituting Good Reason) and (y) the Company does not remedy the alleged violation(s) within such 30-day period.
Our agreement regarding employment-at-will may not be changed, except specifically in writing signed by both the Committee and you. Coach may in its discretion add to, discontinue, or change compensation, duties, benefits and policies. Nothing in the preceding two sentences shall be construed as diminishing the financial obligations of either of the parties hereunder, including, without limitation, Coach’s obligations to pay salary, bonus, equity compensation, severance etc., pursuant to the pertinent provisions set forth above. All payments made hereunder are subject to the usual withholdings required by law. In the event of a breach by you of any provision of this offer letter and/or any of the Company policies which are included herewith, you agree to reimburse Coach for any and all reasonable attorney’s fees and expenses related to the enforcement of this agreement, including, but not limited to, the clawback of gains specified hereunder.

Our offer of employment is contingent on the following:

•	Formal ratification of this agreement by the Human Resources Committee;

•	You passing a credit/background check and verification of your identity and authorization to be employed in the United States;

•	You returning a signed copy of this offer letter by March 10, 2017.

•
Your agreement to be bound by, and adhere to, all of Coach’s policies in effect during your employment with Coach, including the Executive Stock Ownership Policy and Incentive Repayment Policy, and Code of Conduct and our Confidentiality, Information Security and Privacy Agreement; and

•	The terms and conditions of individual equity award agreements.

Agreed and Accepted by:

/s/ Joshua Schulman____________ 3/27/17__________________
Joshua Schulman            Date

EXHIBIT A

Competitor List
(as of November 2016)

Burberry Group PLC
Cole Haan LLC
Fast Retailing Co., Ltd.
Fung Group
G-III Apparel Group, Ltd.
The Gap, Inc.
Kering
J. Crew Group, Inc.
Kate Spade and Company
L Brands, Inc.
LVMH Moet Hennessy Louis Vuitton SA
Michael Kors Holdings Limited
PVH Corp.
Prada, S.p.A.
Proenza Schouler, LLC
Rag & Bone, Inc.
Ralph Lauren Corporation
Tory Burch LLC
Tumi Holdings, Inc.
V.F. Corporation